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SEC FILE NUMBER
8-70985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INTER&CO SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 BRICKELL KEY DRIVE, SUITE 201
(No. and Street)

MIAMI,	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN TOROLA	(786) 635-1468	john.torola@inter.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS	CENTURY CITY,	CA	90067
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 15, 2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JOHN TOROLA_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __INTER&CO SECURITIES LLC_____, as of __12/31_____, 2_025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Inter&Co Securities LLC

Financial Statements and Supplemental Schedules

Pursuant to Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934

For the Year Ended December 31, 2025

CONFIDENTIAL DOCUMENT This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Inter&Co Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Inter&Co Securities LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
March 30, 2026

<p align="center">**Inter&CO Securities LLC**
Statement of Financial Condition
December 31, 2025</p>

<p align="center">**Assets**</p>

Cash	$	1,827,466
Deposits with clearing brokers		808,360
Prepaid Expenses		253,080
Receivable from clearing brokers		72,643
Due from related party		5,764
Deposits and other assets		2,798
Total assets	$	2,970,111

<p align="center">**Liabilities and Member's Equity**</p>

Liabilities

Payable to clearing brokers	$	168,787
Accounts payable and accrued expenses		36,200
Accrued compensation		535,264
Due to related parties		53,252
Total liabilities		793,503

Commitments and contingencies

Member's equity

Member's equity	2,176,608
Total member's equity	2,176,608
Total liabilities and member's equity	$2,970,111

The accompanying notes are an integral part of these financial statements.

Inter&CO Securities LLC
Statement of Operations
For the Year Ending December 31, 2025

Revenues

Net gain (loss) in riskless principal account	$	184,843
Commission income		115,488
Interest income		316,169
Other income		20,938
Total revenues		637,438

Expenses

Employee compensation and benefits	1,350,177
Profit Sharing	531,322
Occupancy	20,400
Clearing expenses	1,388,947
Professional fees	161,196
Regulatory costs	54,088
Other operating expenses	80,904
Total expenses	3,587,034
Operating income (loss) before income taxes	(2,949,596)
Income taxes	-
Net income (loss)	$ (2,949,596)

The accompanying notes are an integral part of these financial statements.

Inter&CO Securities LLC

Statement of Changes in Member's Equity

For the Year Ending December 31, 2025

Balance at January 1, 2025	$	1,126,204
Member contributions		4,000,000
Net income (loss)		(2,949,596)
Balance at December 31, 2025	$	2,176,608

The accompanying notes are an integral part of these financial statements.

Inter&CO Securities LLC
Statement of Cash Flows
For the Year Ending December 31, 2025

Cash flow from operating activities:

Net income (loss)			$ (2,949,596)
Adjustments to reconcile net income (loss) to net			
cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Deposits with clearing brokers	$	(150,547)	
Receivable from clearing brokers		21,033	
Marketable securities, at fair value		-	
Prepaid expenses		(247,202)	
Accounts Receivable		(713)	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		54,036	
Payable to clearing brokers		(48,297)	
Accrued compensation		193,194	
Due to related parties		328	
Net adjustments			(178,168)
Net cash provided by (used in) operating activities			(3,127,764)
Net cash provided by (used in) in investing activities			-
Cash flow from financing activities:			
Member contributions		4,000,000	
Net cash provided by (used in) financing activities			4,000,000
Net increase (decrease) in cash			872,236
Cash at beginning of year			955,231
Cash of end of year			$ 1,827,467

Supplemental disclosure of cash flow information:

Cash paid during the period for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Inter&CO Securities LLC (the "Company") was established in the state of Delaware on August 2, 2022. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved as a broker-dealer on April 26, 2023. The Company operates two primary lines of business. It provides brokerage services to customers who are predominately Brazilian citizens and residents on a commission free, non-solicited basis through a mobile application ("App") created by a Company affiliate. It also receives commissionable orders manually from high net worth retail customers, entities, and from institutional customers, all who are also predominately located in Brazil.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing brokers includes interest, payment for order flow, commissions, and mark ups / mark downs earned on securities transactions, and interest from customer free credit balances. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

The Company earns commissions or a markup / mark down on certain client transactions in equity securities, debt securities, and other exchange traded products on its full-service brokerage conducted on the Pershing LLC (Note 3) clearing platform. Additionally on its App based platform it earns commissions on fixed income transactions conducted on the DriveWealth LLC Clearing platform (Note 3). Prior to July 2025, the Company earned a markup / mark down on certain client transactions in debt securities on brokerage conducted on the Apex Clearing platform. Commission and markup / mark down revenue and related clearing expenses are recorded on a settlement-date basis. The difference between settlement and trade date are immaterial to the financial statements as a whole.

The Company maintains an error account for the sole purpose of resolving customer trade errors and trading violations. Error account gains and losses, unrealized gains and losses and related

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

clearing expenses are recorded on a settlement date basis and securities, if any, in the error account are stated at fair value.

Interest income is recognized as earned per stated terms, (Note 4) subject to collectability being reasonably assured. Dividend income in the instance it is applicable from securities in the error account is recognized when the dividends are declared and when the right to receive payment is established.

On February 23, 2024, FINRA approved an organizational structure change for the Company. The Company was wholly owned and controlled by its sole member Inter&Co, Inc. ("Inter&Co"), a Cayman Islands corporation and public company listed on NASDAQ (Ticker: INTR). The corporate organizational structure changed, by Inter&Co contributing 100% of its membership interests in the Company to Inter US Holding, Inc. ("Holding"). Holding is the Sole Member of the Company and similarly wholly owned and controlled by Inter&Co. The public shareholders of Inter&Co will remain as the Company's ultimate beneficial owners.

The Company is a Single Member Limited Liability Company, the Sole Member is a US entity therefore the Company is disregarded for tax purposes and the Sole Member must file its tax returns with the Company's profit or loss consolidated with the Sole Member. The Company operated at a loss for the twelve month period therefore there is no provision for income taxes included in these financial statements.

The Company's parent has committed to continue to support the Company with additional capital contributions as necessary to ensure the Company maintains capital compliance with SEC Rule 15c3-1. The Company's parent has sufficient capital and other resources to meet that commitment.

Note 2: RELATED PARTIES

During the financial year, the Company had an office sharing arrangement in partnership with Holding for office space not subject to ASC 842, according to the definition of a lease. The Company recognized $20,400 of rent expense for the twelve months ended December 31, 2025.

The Company has a receivable from Inter Advisors LLC, an affiliate, of $5,764, and payables to related parties in the amount of $53,252. Payable to Holding is rent expense of $40,800. And payable to Inter&Co Payments, Inc. are miscellaneous expenses of $11,357. Payable to Inter&Co Inc. are miscellaneous expenses of $1,095. The Company has accrued $531,331 in employee discretionary bonuses as part of the profit sharing plan, payable in 2026 and $3,932 as a capital reserve for Restricted Stock Units and their taxes payable.

Note 3: RECEIVABLE FROM CLEARING BROKERS

The Company has clearing agreements with Pershing LLC, and DriveWealth LLC ("Clearing Brokers") to carry the accounts of its clients as customers of the Clearing Brokers. Pursuant to the clearing agreements, the Company introduces all its customers' securities transactions to its Clearing Brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts. As of December 31, 2025, the Company had receivables from Clearing Brokers of $72,643 in firm accounts with credit balances from Riskless Principal trades, commissions, and 12b-1 fees.

Note 4: DEPOSITS WITH CLEARING BROKERS

The Clearing Brokers have custody of the Company's clearing deposits which serve as collateral for any amounts due to the Clearing Brokers as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average federal funds rate. The balance at December 31, 2025 was $808,360.

Note 5: PAYABLE TO CLEARING BROKERS

Payable to Clearing Brokers consists of clearing fees payable, the balance in the error account, miscellaneous fees, clearing costs payable, and accrued clearing costs payable. As of December 31, 2025, the payable to Clearing Brokers totaled $168,787.

Note 6: INCOME TAXES

As discussed in Note 1, the Company is a Single Member Limited Liability Company disregarded for income tax purposes, therefore the Sole Member, a US entity, must file their tax returns with the Company's profit and loss on a consolidated basis.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill

Note 7: CONCENTRATIONS OF CREDIT RISK (CONTINUED)

their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains a bank and investment accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the period ended December 31, 2025, the cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts. Management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments as of December 31, 2025, or during the year then ended.

Note 10: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements. In March 2026, the Company changed its name to Inter Securities LLC.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $1,842,323 which was $1,789,420 in excess of its required net capital of $52,903; and the Company's ratio of aggregate indebtedness ($793,503) to net capital was 0.58 to 1, which is less than the 15 to 1 maximum allowed.

Note 12: SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the Chief Executive Officer of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Inter&CO Securities LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of December 31, 2025

Computation of net capital

Total member's equity		$	2,176,608
Less: Non-allowable assets			
Receivables from clearing brokers	$ 72,643		
Prepaid expenses	253,080		
Due from related party	5,764		
Deposits and other assets	2,798		
Total non-allowable assets			334,285
Net capital before haircuts			1,842,323
Less: Haircuts on securities			
Haircut on equity securities	-		
Total haircuts on securities			
Net capital			1,842,323

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$ 52,903		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			52,903
Excess net capital		$	1,789,420
Ratio of aggregate indebtedness to net capital		0.58 : 1	

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA dated December 31, 2025.

See Report of Independent Registered Public Accounting Firm

Inter&CO Securities LLC
Schedule II - Computation for Determining of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers
Requirements Pursuant to SEA Rule 15c3-3
As of December 31, 2025

A computation of reserve requirements and information relating to possession or control requirements are not applicable to the Company as they qualify for exemption under SEA Rule 15c3-3 (k)(2)(ii). As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Inter&Co Securities LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Inter&Co Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Inter&Co Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Inter&Co Securities LLC stated that Inter&Co Securities LLC met the identified exemption provisions throughout the year ended December 31, 2025 without exception. Inter&Co Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Inter&Co Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
March 30, 2026



Inter&Co Securities LLC
501 Brickell Key Drive # 201
Miami, Florida 33131

Assertions Regarding Exemption Provisions

We, as members of management of Inter&Co Securities LLC, ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the most recent year ended December 31, 2025.

Inter&Co Securities LLC

By:

(John Torola, CEO)